SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        ELTEK LTD.
                                        (Registrant)



                                        By: /s/ Arieh Reichart
                                        ------------------
                                        Arieh Reichart
                                        President and Chief Executive Officer



Date:   March 22, 2005

ELTEK LTD.

Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il


ELTEK RETURNS TO PROFITABILITY IN THE FOURTH QUARTER ON CONTINUED REVENUE GROWTH

FOURTH QUARTER 2004 NET INCOME OF $446,000 VS. NET LOSS OF $850,000 IN FOURTH QUARTER 2003. QUARTERLY REVENUES RISE 27% YEAR OVER YEAR AND 8% SEQUENTIALLY TO $8.1 MILLION

--------------------------------------------------------------------------------

PETACH-TIKVA, Israel, March 21, 2005-Eltek Ltd. (NASDAQ: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, today announced financial results for the fourth quarter and fiscal year ended December 31, 2004.

FOURTH QUARTER 2004 FINANCIAL HIGHLIGHTS:

* Transition to profitability: quarterly net income of, $446,000 or $ 0.11 per NIS 1 par value of shares

*    Increased revenue, both sequentially and year - over - year

*    Second consecutive quarter of revenues growth

*    Continued gross margin expansion

*    Further reduction in bank debt

* Increased sales of flex - rigid printed circuits boards pursuant to long - term projects


Eltek reported revenues for the three months ended December 31, 2004 of NIS 35 million ($8.1 million) compared with NIS 27.6 million ($6.4 million) during the fourth quarter of 2003.

Net income for the fourth quarter totaled NIS 1.9 million ($446,000), or NIS
0.47 per NIS 1 par value of shares ($0.11) compared with a net loss of NIS 3.7 million ($850,000), or NIS (0.84) per NIS 1 par value of shares ($0.19) for the same quarter in 2003. Net income for the fourth quarter, includes income of NIS 542 thousand ($126,000) attributable to the Company's portion of a recoverable tax asset, which arose from the loss incurred by Kubatronik.


Revenues for the year ended December 31, 2004, were NIS 125 million ($29.0 million) compared with revenues of NIS 108.3 million ($25.1 million) in 2003.

Net loss for the year ended December 31, 2004 was NIS 5.9 million ($1.4 million), or NIS (1.36) per NIS 1 par value of shares ($ 0.32) compared with a net loss of NIS 13.0 million ($3.0 million) or NIS (3.61) per NIS 1 par value of shares ($ 0.84) in 2003.

"The results for the fourth quarter of 2004 signify an important achievement for Eltek," said Arieh Reichart, President and Chief Executive Officer of Eltek. " First, we reached profitability, and second, this is a second consecutive quarter with top and bottom line improvements. We have displayed substantial operating leverage, expanded our gross and operating margins, and further diversified our customer base." Mr. Reichart continued, "We credit our profitability and continued revenue growth to a relentless focus on executing our strategy of shifting the Company's product mix towards higher margin flex-rigid boards which require high end technology along with increasing our international operations."

Mr. Reichart concluded, "We enter 2005 as a profitable company. We have built an encouraging foundation for our next phase of growth and profitability, and intend to continue to leverage on our leading position in the flex-rigid boards industry. "

Amnon Shemer, CFO of Eltek commented, "We can now see that our efforts in implementing the Company's strategy of focusing on this lucrative niche of flex-rigid boards have finally paid off. This quarter is the first quarter after a long difficult period that has generated net income. "

"Our 2004 growth benefited from the increase in contribution of flex - rigid printed circuits boards pursuant to long - term projects. International sourced revenues in 2004 accounted for 46% of our revenue, compared to 33% in 2003. Purchase orders pursuant to long term projects tend to be supplied on a weekly basis over some period of time, contributing to our production efficiency as well as to our overall corporate productivity. The Company's improved operating results allowed it to reduce its bank debt by repaying $ 1.6 million of debt during 2004," he added.

     About the Company

     Eltek is Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

     For more information, visit Eltek's World Wide Web site at www.eltekglobal.com

     Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

                                   ELTEK LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                                   CONVENIENCE                         CONVENIENCE
                                                                   TRANSLATION                         TRANSLATION
                                                                     --------                            --------
                                                       YEAR ENDED                       THREE MONTHS ENDED
                                                       DECEMBER 31,                        DECEMBER 31,
                                             --------------------------------    --------------------------------
                                               2003        2004        2004        2003        2004        2004
                                               NIS         NIS        U.S. $       NIS         NIS        U.S. $
                                           (UNAUDITED) (UNAUDITED)  (UNAUDITED) (UNAUDITED) (UNAUDITED) (UNAUDITED)
                                             --------    --------    --------    --------    --------    --------
                                           **ADJUSTED   *REPORTED              **ADJUSTED   *REPORTED
                                             AMOUNTS     AMOUNTS                 AMOUNTS     AMOUNTS
                                             --------    --------    --------    --------    --------    --------
Revenues                                      108,303     125,002      29,015      27,646      35,017       8,127
Costs of revenues                            (102,643)   (109,998)    (25,533)    (26,318)    (28,238)     (6,554)
                                             --------    --------    --------    --------    --------    --------


Gross profit                                    5,660      15,004       3,482       1,328       6,779       1,573

Research and development, net                      18           -           -           -           -           -
Selling, general and administrative
 expenses                                     (14,996)    (18,265)     (4,240)     (3,575)     (5,046)     (1,171)
Amortization of goodwill                         (584)       (593)       (138)       (177)       (152)        (35)
                                             --------    --------    --------    --------    --------    --------

Operating income (loss)                        (9,902)     (3,854)       (896)     (2,424)      1,581         367

Financial expenses, net                        (2,989)     (2,948)       (684)     (1,115)       (458)       (106)
                                             --------    --------    --------    --------    --------    --------

Income (loss) before other income
(expenses),  net                              (12,891)     (6,802)     (1,580)     (3,539)      1,123         261

Other income (expenses), net                      (20)         52          12        (183)         13           3
                                             --------    --------    --------    --------    --------    --------

Income (loss) before taxes on income          (12,911)     (6,750)     (1,568)     (3,722)      1,136         264
Taxes on income                                  (194)        713         166         (93)        713         166
                                             --------    --------    --------    --------    --------    --------

Net income (loss) after taxes on income       (13,105)     (6,037)     (1,402)     (3,815)      1,849         430

Minority share in subsidiary's net results        118         182          42         155          70          16
                                             --------    --------    --------    --------    --------    --------

Net income (loss) for the period              (12,987)     (5,855)     (1,360)     (3,660)      1,919         446
                                             ========    ========    ========    ========    ========    ========

Basic and diluted loss per NIS 1 par
value of the share capital***                   (3.61)      (1.36)      (0.32)      (0.84)       0.47        0.11
                                             ========    ========    ========    ========    ========    ========

Total par value of shares used to
compute basic and diluted net loss per
NIS 1 par value of share                        3,569       4,131       4,131       4,281       4,131       4,131
                                             ========    ========    ========    ========    ========    ========


* With respect to discontinuance of adjustment for the effect of inflation as from CPI of December 2003.
**   Amounts adjusted to the effect of inflation in terms of NIS of December
     2003.
***  Ordinary shares of a par value of NIS 0.6 each.

                                   ELTEK LTD.
                      CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (In thousands)


                                                                                           CONVENIENCE
                                                                                           TRANSLATION
                                                                                             -------
                                                                  DECEMBER 31,             DECEMBER 31,
                                                             -----------------------         -------
                                                              2003            2004            2004
                                                            UNAUDITED       UNAUDITED       UNAUDITED
                                                               NIS             NIS           U.S. $
                                                             -------         -------         -------
                                                            ADJUSTED        REPORTED
                                                            AMOUNTS**       AMOUNTS*
                                                             -------         -------         -------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                      4,371           4,274             992
Receivables: Trade                                            19,787          23,835           5,533
                      Other                                    2,262           1,158             269
Inventories                                                   13,158          13,633           3,164
Prepaid expenses                                                 693             563             131
                                                             -------         -------         -------

Total current assets                                          40,271          43,463          10,089
                                                             -------         -------         -------

Deferred Taxes                                                                   753             175
                                                             -------         -------         -------

Property and equipment, net                                   43,381          31,569           7,328
                                                             -------         -------         -------

Goodwill                                                       4,972           4,656           1,081
                                                             -------         -------         -------

TOTAL ASSETS                                                  88,624          80,441          18,673
                                                             =======         =======         =======

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
Short-term credit and current maturities of long-term
debts                                                         19,461          19,589           4,547
Trade payables                                                22,314          23,577           5,473
Other liabilities and accrued expenses                         8,555          11,083           2,572
                                                             -------         -------         -------

Total current liabilities                                     50,330          54,249          12,592
                                                             -------         -------         -------

LONG- TERM LIABILITIES
Long term debt, excluding current maturities                  13,692           6,687           1,552
Employee severance benefits, net                                 940           1,048             243
                                                             -------         -------         -------

Total long-term liabilities                                   14,632           7,735           1,795
                                                             -------         -------         -------

MINORITY INTERESTS                                             1,970           1,900             441
                                                             -------         -------         -------

CONVERTIBLE NOTE                                               2,295           1,566             364
                                                             -------         -------         -------

SHAREHOLDER'S EQUITY
Ordinary shares, NIS 0.6 par value. Authorized
50,000,000 shares, issued and outstanding 5,491,711
shares as of December 31, 2004 (4,885,651 shares as
of December 31, 2003)                                         29,334          29,698           6,894
Additional paid in capital                                    51,985          52,500          12,187
Capital reserves related to loans from controlling
shareholders                                                  10,010          10,010           2,324
Cumulative foreign currency translation adjustments            2,004           2,574             597
Capital reserve                                                6,685           6,685           1,552

Accumulated deficit                                          (80,621)        (86,476)        (20,073)
                                                             -------         -------         -------

Total shareholder's equity                                    19,397          14,991           3,481
                                                             -------         -------         -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    88,624          80,441          18,673
                                                             =======         =======         =======


* With respect to discontinuance of adjustment for the effect of inflation as from CPI of December 2003.
**   Amounts adjusted to the effect of inflation in terms of NIS of December
     2003.